EXHIBIT (4)(i)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

RIDER

[Capital Protection Benefit]

This rider ("Rider") is made part of the Contract to which it is attached. If elected, the Rider is effective on the Date of Coverage. The Rider may not be elected after the Date of Coverage. Additional Purchase Payments may NOT be made after the [first year] following the Date of Coverage. The Rider may be cancelled at any time. See "Rider Cancellation" below.

ELIGIBILITY

The [AB] Rider may only be elected if the following eligibility conditions are meet:
●	The oldest Owner and the oldest Annuitant are both age 85 or younger on the Date of Coverage. (In the case of a non-natural Owner, the oldest Annuitant is age 85 or younger on the Date of Coverage.)

●	The Owner has not also elected the Earning Enhancement Benefit Premier Plus death benefit rider or any other living benefit rider offered by the Company as of the Date of Coverage.

DEFINITIONS

Unless defined below or elsewhere in this Rider, capitalized terms used herein shall have the meanings ascribed to them in the Contract (including the Contract Specifications page) to which this Rider is attached.
[AB] Benefit Base:	an amount equal to the sum of all Purchase Payments made during the [first year] after the Date of Coverage adjusted for any partial withdrawals or Step-Ups.

[AB] Maturity Date:

the date when the [AB] Rider matures, which is on the [10th] Account Anniversary, or if the Owner elects to Step-Up the guaranteed values under the Rider, [10 years] from the Step-Up Date. See "Step-Up Under the [AB] Rider" below.

[AB] Rider:	a guaranteed minimum accumulation benefit made avail[AB]le by the Company through this living benefit Rider.

Rider Fee:	the fee paid for the [AB] Rider.

Account:	the Accumulation Account as defined in the Contract.

Account Value:	the Accumulation Account Value as defined in the Contract.

Designated Funds:	the vari[AB]le investment options listed in the Contract Specifications page under the heading Designated Funds.

Step-Up:	an increase of the [AB] Benefit Base to the then current Account Value.

Step-Up Date:	receipt by the Company of a Step-Up election in good order.

THE [AB] RIDER BENEFIT

On the [AB] Maturity Date, the Company will credit the Owner's Account Value with an amount equal to the greater of (a) any excess of the [AB] Benefit Base over the Account Value after adjusting for any Contract charges; and (b) the total amount of fees paid for the [AB] Rider. Such amount will be allocated on a pro rata basis to all Designated Funds in which an Owner is invested at that time. See "Designated Funds" below.

Withdrawals

Any withdrawals taken will reduce the dollar value of the [AB] Benefit Base proportionally to the amount withdrawn. After a partial withdrawal, the new [AB] Benefit Base will equal:

[AB] Benefit Base immediately before partial withdrawal	x	Account Value immediately after partial withdrawal Account Value immediately before partial withdrawal

Step-Up Under the [AB] Rider

On or after the first Account Anniversary, the Owner may elect, if eligible, to increase the [AB] Benefit Base to the then current Account Value. The Step-Up election may be made on any day on or after [the first Account Anniversary]. The Company, however, reserves the right in its sole discretion to require Step-Up elections to occur only on Account Anniversaries.

On the Step-Up Date, the Company will increase the [AB] Benefit Base to an amount equal to the Account Value. After a Step-Up, at least [1 full year] from the Step-Up Date must pass before the Owner can elect another Step-Up.

A Step-Up (both an initial or any subsequent Step-Up) may only be elected if:
●	current Account Value is greater than the current [AB] Benefit Base, and

●	Account Value is [$5,000,000] or less on the Step-Up Date.

For purposes of determining the [$5,000,000] limit, the Company reserves the right to aggregate Account Value with the account values of all other vari[AB]le annuity contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

The Step-Up Date must be at least [10 years] prior to the maximum Annuity Commencement Date. If the Owner has selected an Annuity Commencement Date that is prior to the maximum Annuity Commencement Date but is less than [10 years] after the Step-Up Date, then the Company will automatically extend the Annuity Commencement Date to equal the [AB] Maturity Date.

The benefit under the [AB] Rider matures on the [AB] Maturity Date. On the [AB] Maturity Date the Company will credit the Owner's Account with any excess of the [AB] Benefit Base over the Account Value or will refund the total amount of fees paid for the [AB] Rider, if greater. In the event of a Step-Up, the term of the benefit under the [AB] Rider will change. After any Step-Up, the benefit under the [AB] Rider will mature [10 years] from the Step-Up Date.

Following a Step-Up election, the Rider Fee may be higher than the current fee set forth below under "Charges." The Rider Fee will be set by the Company based upon current market conditions at the time of the Step-Up.

Renewal of the [AB] Rider

If the Owner elects to participate in the [AB] Rider and remains in the Rider until it matures, then the Owner may elect to renew participation in the [AB] Rider, provided that the Company is still offering the [AB] Rider to new Owners. Upon such renewal, the annual charge for participation in the [AB] Rider will be extended under the terms and conditions applic[AB]le to new Owners at that time. The Company reserves the right in its sole discretion to stop offering the [AB] Rider to new Owners, in which case renewals will no longer be avail[AB]le.

Charges

The charge for this Rider is set forth in the Contract Specifications page, unless the charge is later modified. See "Step-Up Under the [AB] Rider" [AB]ove. The charge will be made as a specific deduction from the Account Value, taken on the [last valuation day of each Account Quarter], [which is defined as a three month period with the first Account Quarter beginning on the Date of Coverage]. The first charge for the Rider will be made on [the last valuation day at the end of the Account Quarter] following the Date of Coverage. Thereafter, the charge will continue to be deducted until the Annuity Commencement Date or the [AB] Maturity Date, the Rider is cancelled, or the Account Value declines to zero.

Designated Funds

During the term of the [AB] Rider all Account Value must at all times be invested in one or more of the Designated Funds until the [AB] Maturity Date, unless the [AB] Rider is terminated or cancelled prior to such date. The application package contains a list of the only Funds, Guarantee Period dollar cost averaging programs, and asset allocation models that currently qualify as "Designated Funds." The Company reserves the right, in its sole discretion, to change the avail[AB]le Designated Funds on new and existing Contracts without prior notice. In the event of such a change, Account Value will remain in the previously avail[AB]le Designated Funds. However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then avail[AB]le. A future transfer or allocation of Purchase Payments to other than a Designated Fund will result in cancellation of this Rider. See "Rider Cancellation" below for additional restrictions.

Death Under the [AB] Rider

If the Owner dies while participating in the [AB] Rider, all benefits and charges under the Rider automatically terminate upon the Company's receipt of Due Proof of Death, unless the surviving spouse is the sole Beneficiary and elects to continue the Contract. In the event of such election, the surviving spouse shall have two options:

(1)

Automatically continue in the [AB] Rider, even though the Account Value may have been enhanced under the provisions of the death benefit. See the section of the Contract entitled "OWNERSHIP PROVISIONS - Death of Owner." The [AB] Maturity Date does not change.

(2)

Elect to participate in a new [AB] Rider on the original Contract, assuming that the Rider is avail[AB]le to new Owners at the time of such election. The Rider Fee may be higher than the current Rider fee. The Rider Fee will be set by the Company based upon market conditions at the time of election. The [AB] Benefit Base will be equal to the Account Value after the death benefit has been credited. The new [AB] Maturity Date will be [10 years] after the [AB] Rider has been renewed.

Rider Termination

The Rider terminates on the [AB] Maturity Date, unless the Rider is cancelled prior to such date. See "Rider Cancellation" below.

Rider Cancellation

The Owner may cancel the Rider at any time upon notice to the Company. Upon cancellation, all benefits and charges under the Rider shall immediately cease and the Rider may not be reinstated.

With respect to the requirement set forth [AB]ove in the "Designated Funds" section that Account Value at all times be invested in one or more Designated Funds, the Rider automatically will be cancelled under the following circumstances:
●	if any Purchase Payment is allocated to an investment option other than a Designated Fund; or

●	if any portion of Account Value maintained in a Designated Fund is transferred into any investment option other than a Designated Fund.

The Rider will be cancelled upon a change of ownership of the Contract.